Exhibit 99.1

KINGSWAY PROVIDES UPDATE

TORONTO, Feb. 28 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced the first in a series of strategic actions intended to position the company to rebuild shareholder value over the long term.  Pursuant to the contractual terms of its outstanding Trust Preferred indentures, which permit interest deferral, the Company has given notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters. This action is expected to reduce the Company's annual cash debt service by approximately $4.1 million and does not constitute a default under its Trust Preferred indentures or any of its other debt indentures.

"The deferral, which is completely permissible under the terms of the indentures, affords us an increased margin of comfort so that we can focus on our ongoing operations and also pursue new opportunities with a long-term perspective," said Larry G. Swets, Jr., Kingsway's President and Chief Executive Officer.  "When added to the significant unencumbered cash already on our balance sheet, this provides increased flexibility and resources to invest in those businesses that will provide benefit to shareholders as we continue in our turnaround efforts."

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information:

Investor Relations, Tel: 1-416-848-1171, 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, M4V 1K9, ir@kingsway-financial.com

CO: Kingsway Financial Services Inc.

CNW 12:06e 01-MAR-11